SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated May 15 2006, of Notice to Conv. Bondholders

This document should not be transmitted, distributed or released in or into any jurisdiction in which such an act would constitute a violation of the relevant laws of such jurisdiction.
                                                                                                                            15 May 2006

                                        Scottish Power Finance (Jersey) Limited (the "Issuer")

                 US$700,000,000 4 per cent. step-up perpetual subordinated convertible bonds (the "Convertible Bonds")

                             Notice to Convertible Bondholders regarding adjustments to the Exchange Price

The Issuer  refers to its  announcement  dated  31 March  2006 in relation to Scottish  Power plc's (the  "Company")  return of cash to shareholders.  Pursuant to the Issuer's  announcement on 31 March 2006, the record date for the return of cash to shareholders  was 6pm on 12 May 2006.

In accordance  with the Articles of  Association  of the Issuer (the  "Articles"),  the Company  appointed  Ernst & Young LLP, with the approval of the trustee,  to give an opinion in accordance  with Articles  9(e)(B)(ff)and (gg) and to provide a certificate as to the appropriate adjustment to the Exchange Price.

The reference share price for determining  any adjustment (the "Current Market Price" in the Articles),  was £5.632,  being the average of the bid and offer  quotations on the London Stock  Exchange for one Ordinary Share for the five  consecutive  dealing days ending on
11 May 2006.

It is the opinion of Ernst & Young LLP that the Exchange Price should be adjusted from £4.60 to £4.561.  Such adjustment  would be less than one per cent. of the Exchange Price currently in effect.

However,  the dividend  payments in respect of the financial  years ending 31 March 2004 and 31 March 2005 exceeded the  thresholds set out in the definition of Capital  Distribution  in the Articles,  and as a result the Exchange Price would have been reduced to £4.583.
This  adjustment  would have been less than 1% of the Exchange  Price,  and as a result,  in accordance  with Article  9(e)(B)(cc),  no adjustment to the Exchange Price was made. This adjustment has been carried forward.

Taken together,  the return of cash to shareholders and the previous  Capital  Distributions do result in an adjustment of more than 1%
of the prevailing Exchange Price, and as such the adjusted Exchange Price, as at 15 May 2006 is £4.544.

For further information:

Mark Dalton                          UBS Limited                                 020 7568 2101
Ben Grindley                         Morgan Stanley                              020 7677 7548

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: May 15 2006	By:	/s/ Donald McPherson
Donald McPherson
Deputy Company Secretary